VIA EDGAR

December 1, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Entrada Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-3
Filed November 6, 2025
File No. 333-291306

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Entrada Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above- referenced registration statement (the “Registration Statement”) be accelerated to December 3, 2025, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our outside counsel, Goodwin Procter LLP, by calling Sarah Ashfaq at (212) 459-7238. If you have any questions regarding this request, please contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238.

Sincerely,

Entrada Therapeutics, Inc.
/s/ Kory Wentworth
Kory Wentworth
Chief Financial Officer

cc:	Dipal Doshi, Entrada Therapeutics, Inc.
Jared Cohen, Entrada Therapeutics, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Sarah Ashfaq, Esq., Goodwin Procter LLP